DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of March 12, 2020 Tupperware Brands Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: our common stock.
DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our capital stock is based upon our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated By-laws (the “By-laws”). The summary is not complete, and is qualified by reference to our Certificate of Incorporation and our By-laws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.
Capitalization
Our authorized capital stock consists of 800,000,000 shares of stock, consisting of:
•600,000,000 shares of common stock, par value $.01 per share (“Common Stock”) and
•200,000,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”).
Common Stock
Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. A majority of the votes cast is required for all actions to be taken by stockholders, except with respect to contested director elections, which requires a plurality of the votes cast. Holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive, subscription, redemption, sinking fund or conversion rights. Subject to preferences that may be applicable to holders of any outstanding shares of any Preferred Stock, holders of Common Stock are entitled to such dividends as may be declared by the Company’s Board of Directors (the “Board”) out of funds legally available therefor. Upon any liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of Common Stock at that time outstanding, subject to prior distribution rights of creditors of the Company and to the preferential rights of any outstanding shares of Preferred Stock.
Our Common Stock is listed on the New York Stock Exchange under the symbol “TUP.”
Preferred Stock
Our Board is authorized, subject to any limitations prescribed by law, without further action by our stockholders, to fix the rights, preferences, privileges and restrictions of up to an aggregate of 200,000,000 shares of Preferred Stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. Any issuance of our Preferred Stock could adversely affect the voting power of holders of our Common Stock and the likelihood that such holders would receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.
Anti-Takeover Effects of Certain Provisions
Certain provisions of the Delaware General Corporation Law (“DGCL”), our Certificate of Incorporation and By-laws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect and could make the following transactions difficult: acquisition by means of a tender offer; acquisition by means of a proxy contest or otherwise; or removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of the Company, including transactions that might result in a premium over the market price for shares of Common Stock.
Special Stockholder Meetings
Unless otherwise permitted by statute, our By-laws vest the power to call special meetings of stockholders in the Board, pursuant to a resolution adopted by a majority of the total number of directors which the Company would have if there were no vacancies. The By-Laws do not give stockholders the right to call a special meeting.
No Stockholder Action by Written Consent
Under our Certificate of Incorporation and By-Laws, no action may be taken by the stockholders of the Company without a meeting, and no consents in lieu of a meeting may be taken pursuant to Section 228 of the DGCL.

Requirements for Advance Notification of Stockholder Nominations and Proposals
Under our By-laws, to be properly brought before an annual meeting of stockholders, any stockholder proposal or nomination for election to the Board must be delivered to the Company’s Secretary not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the one-year anniversary date of the previous year’s annual meeting, a stockholder’s written notice must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Such stockholder’s notice must contain information specified in our By-laws as to the director nominee or proposal of other business, information about the stockholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by the entity or person.